                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)

                         NPS Pharmaceuticals, Inc
                         ------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   62936P103
                                 --------------
                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 29, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 amends and supplements the Statement on Schedule 13D electronically filed on December 15, 1997, Amendment No. 1 electronically filed on January 9, 1998, and Amendment No. 2 electronically filed on November 5, 1998 with respect to the ownership of securities of NPS Pharmaceuticals, Inc.

The undersigned hereby amends and supplements Item 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement). Since the reporting person now holds less than 5% with this filing, further reporting under Schedule 13D is no longer required.

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                         PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.R. One, Limited
        23-1729901
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania Business Trust
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,700
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                          2,700
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .0002%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 62936P103                                        PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
        23-1099050
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           364,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    364,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        364,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 6 Pages

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.

                                                             Page 5 of 6 Pages


Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned

              Registered Name    No. of Shares        Percent
              ---------------    -------------        -------
                    SRO               2,700            .0002%
                    SBCorp          364,000             2.90%
                                    -------           ------
                                    366,700           2.9002%

                (b)

(c) The reporting person sold 714,901 shares of Common Stock in the open market in the following manner:


(d)

Registered Name            Transaction Date          Number of Share       Price Per Share
---------------            ----------------          ---------------       ----------------
S.R. One, Limited          December 16, 1998             10,000                  $6.13
S.R. One, Limited          December 16, 1998             15,000                  $6.00
S.R. One, Limited          December 18, 1998             46,901                  $6.13
S.R. One, Limited          December 21, 1998             75,000                  $6.13
S.R. One, Limited          December 22, 1998             25,000                  $6.13
S.R. One, Limited          December 24, 1998            540,000                  $5.88
S.R. One, Limited          December 29, 1998              3,000                  $6.63

         (d)

         (e)

Item 6.  Contracts, Arrangements, Understandings or
         Relationship With respect to Securities of the Issuer.


Item 7.  Materials to be Filed as Exhibits.

                                                             Page 6 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



DATED:  January 8, 1999




                                                S.R. ONE, LIMITED



                                                By: /s/ Donald F. Parman
                                                   --------------------------
                                                    Donald F. Parman
                                                      Vice President
                                                      and Secretary